Registration No. 333-110207
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)   ☑

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)
31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall
Minneapolis, Minnesota	55402

(Address of principal executive offices)	(Zip Code)
Steven Finklea
U.S. Bank National Association
5555 San Felipe Street, Suite 1150
Houston, Texas 77056
(713) 235-9208
(Name, address and telephone number of agent for service)
TEPPCO PARTNERS, L.P.
(Exact name of obligor as specified in its charter)

Delaware	76-0291058

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 Louisiana Street, Suite 1600
Houston, Texas	77002

(Address of Principal Executive Offices)	(Zip Code)

Debt Securities
This application relates to all securities registered pursuant to Registration Statement 333-110207.
(Title of the Indenture Securities)

TABLE OF ADDITIONAL REGISTRANT GUARANTORS

	JURISDICTION OF	IRS EMPLOYEE
EXACT NAME OF ADDITIONAL REGISTRANT	INCORPORATION OR	IDENTIFICATION
GUARANTORS AS SPECIFIED IN ITS CHARTER	ORGANIZATION	NO.
TE PRODUCTS PIPELINE COMPANY, LLC	TEXAS	76-0329620
TCTM, L.P.	DELAWARE	76-0595522
TEPPCO MIDSTREAM COMPANIES, LLC	TEXAS	76-0692243
VAL VERDE GAS GATHERING COMPANY, L.P.	DELAWARE	48-1260511
1100 Louisiana Street, Suite 1600
Houston, Texas 77002
713-381-3636
(Address and Telephone Number or Subsidiary Guarantors’ Principal Executive Offices)

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.
a)	Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency, United States Department of the Treasury
Washington, D.C. 20219
Federal Reserve Bank
San Francisco, CA 94105
Federal Deposit Insurance Corporation
Washington, D.C. 20429
b)	Whether it is authorized to exercise corporate trust powers.
Yes

Item 2.	AFFILIATIONS WITH OBLIGOR OR ANY GUARANTOR. If the obligor or any guarantor is an affiliate of the Trustee, describe each such affiliation.
None

Items 3-15.	Items 3-15 are not applicable. To the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.
1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.*

5.	Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of December 31, 2007 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

8.	Not applicable.

9.	Not applicable.

*	Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Houston, State of Texas on the 26th of March, 2008.

By:	/s/ Steven Finklea
Steven Finklea
Vice President

By:	/s/ Raymond Haverstock
Raymond Haverstock
Vice President

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